BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

285 Madison Avenue

New York, NY 10017

DEATH BENEFIT RIDER – RETURN OF PREMIUM

This Rider forms a part of the Contract to which it is attached and is effective upon the Issue Date. In case of a conflict with any provision in the Contract, the provisions of this Rider will control. The following amends the “Death Benefit Provisions” of the Contract as follows:

DEATH BENEFIT PROVISIONS

Death Benefit Amount During The Accumulation Period

This provision is amended to provide that the Death Benefit Amount will be the greater of:

(1)	the Account Value; or

(2)	Purchase Payment, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal.

If a non-natural person owns the Contract, then the Annuitant shall be deemed to be the Owner for purposes of determining the eligibility to purchase this Rider.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the Death Benefit Amount shall be determined as defined above; however, subsection (2) shall be restated to provide as follows: “the Account Value as of the effective date of the change of Owner, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal made after such date”.

In the event that the Contract is continued under the “Spousal Continuation During Accumulation Period”, the Death Benefit Amount shall be determined in accordance with (1) or (2) above. Upon contract continuation, the Account Value will be adjusted, if necessary, to an amount equal to the Death Benefit Amount. If an adjustment is needed, an amount equal to the excess of the Death Benefit Amount over the Account Value will be allocated to the Fixed Account.

The Death Benefit Amount is determined as of the end of the Business Day on which we have received both due proof of death and an election for the payment method.

However, if Fixed Account transfer and allocation restrictions are in effect at the time this amount is allocated to the Fixed Account, then on the next Contract Anniversary, this amount (excluding interest earned on such amount) will be transferred out of the Fixed Account into the Shield Option with, in order of priority, the shortest Term, the highest Shield Rate, and the lowest Cap Rate from the Shield Options available unless otherwise directed by You.

The Death Benefit Amount cannot be withdrawn as a lump sum

The current Death Benefit Amount will appear on any Reports that are sent to you.

Termination of Rider

This Rider will terminate:

a)	Upon termination of the Contract; or

b)	When the entire Account Value is applied to an Annuity Option; or

c)	When the Account Value is reduced to zero.

Brighthouse Life Insurance Company of NY has caused this Rider to be signed by its Secretary.

Secretary

7-ROP-1 (5/17)